

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 7, 2009

By U.S. Mail and facsimile (207) 563-6853

Daniel R. Daigneault
President and Chief Executive Officer
The First Bancorp, Inc.
223 Main Street
Damariscotta, Maine 04543

> **Re: The First Bancorp, Inc.**
> **Form 10-K for December 31, 2008**
> **Form 10-Q for March 31, 2009**
> **Form 8-K filed January 21, 2009**
> **Definitive Proxy Statement filed March 13, 2009**
> **Definitive Proxy Statement filed December 4, 2008**
> **File Number 0-26589**

Dear Mr. Daigneault:

　　We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.


Sincerely,

Eric Envall
Staff Attorney
